DREYFUS INSTITUTIONAL CASH ADVANTAGE FUNDS
200 Park Avenue
New York, New York  10166

March 29, 2011

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Kieran Brown, Esq.

Re:	Dreyfus Institutional Cash Advantage Funds
Registration Statement on Form N-14
File Nos.: 333-172515; 811-21075

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will become effective on Tuesday, March 29, 2011 or as soon thereafter as may be practicable.

Very truly yours,

DREYFUS INSTITUTIONAL CASH ADVANTAGE FUNDS

By:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President